                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check One) |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
            |_| Form N-SAR |_| Form N-CSR

For Period Ended:  December 30, 2005

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or portion  thereof,  will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the  transition  report or  portion  thereof,  could not be filed  within the prescribed time period.

The  Quarterly  Report on Form  10-Q of  American  Italian  Pasta  Company  (the
"Company") for the quarter ended December 30, 2005,  could not be filed with the
Securities  and  Exchange   Commission  on  a  timely  basis  in  light  of  the
circumstances described below.

As previously disclosed, the Company's Audit Committee is conducting an internal investigation of certain  accounting  procedures and practices and certain other matters. The Company has previously disclosed significant impairment charges and other  financial  statement  adjustments  that it expects will be recorded.  The
Audit  Committee's  investigation  is ongoing and may result in modifications to such adjustments or additional adjustments. The outcome of the Audit Committee's investigation and the impact these financial statement  adjustments will have on the Company's financial  statements for the period ended December 30, 2005 or on prior period financial statements, has not yet been determined.

In  addition,  on  October  25,  2005,  the  Company  announced  certain  of its historical financial statements should no longer be relied upon and that as soon as practical  after the  conclusion  of the Audit  Committee  investigation  the
Company  anticipated  filing  restated  financial  statements  for the  affected periods (the "Restatement").

The Company's  Quarterly Report on Form 10-Q, due on February 8, 2006, cannot be completed  and filed until the Audit  Committee  has completed its review of the matters that are the subject of its internal  investigation  and the Restatement can be completed.

The Company  will file its Form 10-Q as soon as  practicable  but will not do so within the five day extension period provided for under SEC Rule 12b-25.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

George D. Shadid                          (816) 584-5621
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(Name)                                    (Area Code) (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s).  |_|Yes |X|No

        Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

        Annual Report on Form 10-K for the year ended September 30, 2005

(3)  Is it anticipated that any significant change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings statements to be included in the subject report or portion thereof?
|X|Yes |_|No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending  Restatement,  the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the
Restatement  process is not yet complete and is subject to audit, the Registrant cannot  determine  if a  significant  change in results of  operations  from the corresponding  periods of the prior fiscal year will be reported or quantify the extent of any such change at this time,  or determine  the impact on the results for the period ended December 30, 2005.

                         American Italian Pasta Company
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                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  February 9, 2006                By:     /s/ George D. Shadid
                                          --------------------------------------
                                       Name:   George D. Shadid
                                       Title:  Chief Financial Officer

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